FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2019

Commission File Number: 001-12440

Enel Américas S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

Enel Américas S.A.

Securities Registration Record No. 175

Santiago, June 11, 2019

Ger. Gen. N° 53 /2019

Mr. Joaquin Cortez Huerta

Chairman

Financial Markets Commission

Av. Libertador General Bernardo O’Higgins N°1449

Santiago, Chile

                                                                                                                                              Ref.: Significant Event

Dear Sir,

In accordance with articles 9 and 10, paragraph 2 under Securities Market Law N°18,045, and as established under General Norm N° 30 of said Commission, duly authorized on behalf of Enel Américas S.A., I hereby inform you of the following Significant Event:

Yesterday, our Brazilian subsidiary, Eletropaulo Metropolitana Eletricidade de São Paulo S.A. ("Enel Distribuição São Paulo"), issued to the market the attached statement complementing a Significant Event they issued on March 9, 2018, in the Republic of Brazil, which announced the agreements (the "Agreements") entered into by the aforementioned subsidiary and Eletrobras Centrais Elétricas S.A. ("Eletrobras') and their lawyers. The Agreements aimed to end a legal dispute (case No. 001002119.1989.8.19.0001) (the “legal dispute") that involved Eletrobras, Companhia de Transmissão de Energia Elétrica Paulista ("CTEEP") and Enel Distribuição São Paulo.

As reported in the attached statement, in compliance with the Agreements and notwithstanding any potential appeals against CTEEP, Enel Distribuição Sao Paulo pledged to disburse R$ 1.500 million as payment for the debt associated with the proceedings, of which R$ 1.400 million is to be paid to Eletrobras and R$ 100 million in legal costs pursuant to the following conditions:

a) Payments to Eletrobras: (i) R$ 250 million after judicial approval of the Agreements with Eletrobras and the lawyers, whichever occurs last; (ii) 3 annual instalments of R$ 300 million, the first being 12 months after payment of the first instalment; and (iii) a final payment of R$ 250 million, 48 months after the date of the first payment;

(b) Payments to the lawyers: (i) 50% after judicial approval of the Agreements with Eletrobras and lawyers, whichever occurs last; and (ii) payment of the balance at the end of 60 months as of the date of the first payment; and,

c) Payments shall be adjusted by CDI (inter-financial deposit index) + 1%, from January 31, 2018, on the effective payment date of each instalment.

Given that the Agreements were approved on April 25, 2019, and June 10, 2019, respectively, the agreed conditions to initiate the payments were met; therefore, Enel Distribuição São Paulo paid the first instalment of the Agreements, appropriately readjusted, on June 10, 2019.

The Agreements are duly provisioned in the Consolidated Financial Statement of Enel Américas from the acquisition date of Enel Distribuição São Paulo.

Sincerely,

Domingo Valdés

General Counsel

Enel Américas S.A.

cc.:          Banco Central de Chile (Central Bank of Chile)

               Bolsa de Comercio de Santiago (Santiago Stock Exchange)

               Bolsa Electrónica de Chile (Chilean Electronic Stock Exchange)

               Banco Santander Santiago- Representante de Tenedores de Bonos (Bondholders Representative)

               Depósito Central de Valores (Central Securities Depositary)

  Comisión Clasificadora de Riesgo (Risk Classification Commission)

ELETROPAULO METROPOLITANA ELETRICIDADE DE SÃO PAULO S.A.

Publicly-Held Company
CNPJ/MF 61.695.227/0001-93
NIRE 35.300.050.274

NOTICE TO THE MARKET

ELETROPAULO METROPOLITANA ELETRICIDADE DE SÃO PAULO S.A. ("Enel Distribuição São Paulo" or "Company") (B3: ELPL3) in terms with the current corporate law, disclosures this notice supplementing the Material Fact published on March 9, 2018, in which it disclosed to the market agreements entered into by the Company and Eletrobras Centrais Elétricas S.A. ("Eletrobras") e its lawyers – ("Agreements"), with the purpose of terminating the legal dispute (case No. 001002119.1989.8.19.0001 - "Judicial Proceeding"), involving Eletrobras, Companhia de Transmissão de Energia Elétrica Paulista ("CTEEP") and the Company.

Pursuant to the Agreements and protected the right of return against CTEEP, the Company is committed to disburse R$ 1,500 million, for the payment of the debt arising from the Judicial Proceeding, of which R$ 1,400 million is in favor of Eletrobras and R$ 100 million to fees for loss of suit to lawyers, consonant to the following conditions:

a) Payments to Eletrobras: (i) R$ 250 million after the res judicata of the Agreements homologation with Eletrobras and the lawyers, whichever occurs last; (ii) 3 annual installments of R$ 300 million, being the first 12 months after the payment of the first installment; and (iii) last installment of R$ 250 million, 48 months after the payment of the first installment;

b) Payments to the lawyers: (i) 50% after the res judicata of the Agreements homologation with Eletrobras and the lawyers, whichever occurs last; and (ii) payment of the remaining balance at the end of 60 months from the payment of the first installment; and

c) The payments will be adjusted by CDI + 1%, from January 31th, 2018, on the effective payment date of each installment.

With the res judicata of the Agreements homologation, occurred on April 25th, 2019 and on June 10th, 2019, respectively, the conditions foreseen for the beginning of the payments were fulfilled, reason why the Company paid on this day, June 10th, 2019, the first installment of the aforementioned Agreements, properly updated.

The Company will keep the market informed about any new facts regarding the above matter.

Barueri, June 10th, 2019.

ELETROPAULO METROPOLITANA ELETRICIDADE DE SÃO PAULO S.A.

Monica Hodor
Executive Vice-President and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Américas S.A.

By: /s/ Maurizio Bezzeccheri
--------------------------------------------------

Title: Chief Executive Officer

Date: June 13, 2019